October 28, 2011

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, DC 20549

Re:	Capstone Therapeutics Corp. (the “Company”) Item 1. Business
Patents, Licenses and Proprietary Rights, page 6
Form 10-K Filed on March 29, 2011 File No. 001-33560 Your letter dated October 21, 2011.

Following is our response to your letter dated October 21, 2011. We have included your specific comment prior to our response to facilitate your review.

Item 1. Business
Patents, Licenses and Proprietary Rights, page 6

1.
Please revise your disclosure to expand your discussion of your agreements with University of Texas and Arizona State University to describe for each the termination provisions of the agreements and the royalty rates due on sales of future products and all other material payments made or required to be made pursuant to the terms of each agreement. Further, please file a copy of the license agreement with Washington University that you have assumed and revise your disclosure to expand your discussion of your agreement with Washington University to include the termination provisions of the agreement and the license maintenance payments made to date and payable annually and the royalty rate. Alternatively, please provide us with a detailed analysis which supports your conclusion that your business is not substantially dependent on this license agreement.

Our Response:

The license agreement for AZX100 between the Arizona Science & Technology Enterprises, LLC, an Arizona limited liability company, dba Arizona Technology Enterprises, LLC (“AzTE”) (the technology entity for Arizona State University) and OrthoLogic Corp. (OrthoLogic Corp. changed its name to Capstone Therapeutics Corp. on May 21, 2010) was filed as Exhibit 10.5 to the Company’s Registration statement on Form S-3 filed with the Securities and Exchange Commission (SEC) on April 25, 2006 (Listed in Exhibit Index to the Annual Report on Form 10-K filed on March 29, 2011 as Exhibit 2.4).

1275 West Washington Street, Suite 101 ● Tempe, AZ  85281 ● Office 602-286-5520 ● Fax 602-926-2641●www.capstonethx.com

SEC Correspondence
October 28, 2011

The license agreement for Chrysalin between the Board of Regents (“Board”) of The University of Texas System, an agency of the State of Texas, whose address is 201 West 7th Street, Austin, Texas 78701 (“System”), through its component institution, The University of Texas Medical Branch at Galveston (“University”), and Chrysalis Biotechnology, Inc., was filed as Exhibit 10.1 to the Company’s Registration statement on Form S-4 filed with the Securities and Exchange Commission (SEC) on June 3, 2004 (the “S-4”) (Listed in Exhibit Index to the Annual Report on Form 10-K filed on March 29, 2011 as Exhibit 2.1). As part of the purchase transaction described it the S-4, the License agreement was assigned to OrthoLogic Corp.

The Company is a development stage research and development company with no current products approved for marketing by the FDA. These contracts were deemed by the Company to be material contracts, not because of the financial terms, but because the intellectual property covered by the contracts gives the Company protection against competition for potential future products. As shown in the publicly available contracts, the royalty rates on product sales are 3% (AZX100) and 3.3% (Chrysalin) with both contracts providing for an additional payment of 5% on non-product sale revenue, excepting the proceeds from the sale of the Company. The payment obligations were not deemed material to the understanding of the Company’s business. It is currently not expected that the Company will have products approved for marketing before 2016, if ever, and accordingly, the contract obligations are not currently affecting reported results.

The non-Exclusive License Agreement between Washington University (Licensor) and AzERx (Licensee), assigned to OrthoLogic Corp. as part of the purchase transaction described in the Asset Purchase Agreement and Plan of Reorganization by and between OrthoLogic Corp. and AzERx, dated February 23, 2006, filed as Exhibit 10.5 to the Company’s Registration statement on Form S-3 filed with the Securities and Exchange Commission on April 25, 2006 (Listed in Exhibit Index to the Annual Report on Form 10-K filed on March 29, 2011 as Exhibit 2.4) was not deemed to be a material contract by the Company as intellectual property covered by the contract does not give the Company protection against competition for potential future products, as it is non-exclusive, the maximum royalty rate is only 2% of product sales and the underlying patents expire in 2018. Given it is not expected that the Company will have products approved for marketing before 2016, if ever, the contract and related royalty obligations will be effective for a very short period and not be expected to have a material impact on our operations in any period. AXZ100 is a two part molecule consisting of a cargo and a carrier (protein transduction domain or “PTD”). We mention the contract in our filings only because we often are asked where the PTD originated. The PTD was provided by Washington University.

The instructions to Form 10-K Part 1, Item1. Business are as follows:

Furnish the information required by Item 101 of Regulation S-K (§229.101 of this chapter) except that the discussion of the development of the registrants business need only include developments since the beginning of the fiscal year for which the report is filed.

 As noted in our Form 10-K filed on March 29, 2011, we qualify as a Smaller Reporting Company and thus our disclosures are governed by Regulation S-K, Item 101, (h) (4) (vii) as follows:

                (4) Business of Smaller Reporting Companies: Briefly describe the business and include, to the extent material to the understanding of the smaller reporting company:

1275 West Washington Street, Suite 101 ● Tempe, AZ  85281 ● Office 602-286-5520 ● Fax 602-926-2641●www.capstonethx.com

SEC Correspondence
October 28, 2011

                           (vii)     Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

The disclosure in our Form 10-K filed March 29, 2011 was as follows:

Patents, Licenses and Proprietary Rights

As part of our purchase of CBI on August 5, 2004, the license agreements between CBI and OrthoLogic for the development, use, and marketing of the therapeutic products utilizing Chrysalin were replaced by a direct license agreement between OrthoLogic and the University of Texas.  Subsequently, we entered into an agreement whereby the University of Texas assigned to us certain patents previously exclusively licensed to us.  We must pay the University of Texas royalties on future sales of products, sublicense fees and various other fees in connection with filing and maintaining Chrysalin-related patents. This obligation will expire upon the expiration of the subject patents. Chrysalin has been patented in the United States and in some other countries for a number of methods of use, including cardiovascular indications.  A composition of matter patent covering European countries expired in 2007 and the corresponding United States patent expires in 2011.  Our other patents for Chrysalin expire between 2021 and 2024.

As part of the February 27, 2006 AzERx transaction, we acquired a license from AzTE, an affiliate of Arizona State University, for worldwide rights to AZX100 for all indications.  Under the license agreement with AzTE, we are required to pay patent filing, maintenance and other related patent fees as well as royalties on future sales of products that contain AZX100.  These obligations will end on the expiration of the last patent.  The license is supported by patents that expire from 2022 to 2024.

As part of the February 27, 2006 AzERx transaction we also acquired a non-exclusive license from Washington University for transduction domain carrier patents which form part of AZX100.  Under the license, we are required to pay license maintenance payments and royalties on future sales of products that contain the licensed technology.  These obligations will end on the expiration of the last covered patent.

Capstone Therapeutics is a registered United States domestic trademark of Capstone Therapeutics Corp.

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It is well known that intellectual property obligations continue to the expiration of the intellectual property right. Furthermore, we purchased the University of Texas patent rights and neither AzTE nor Washington University has the right to terminate our licenses. Accordingly, we believe that discussion of the termination provisions is not material to the understanding of our business. We believe our disclosures are adequate, as we do list the critical expiration dates for our patent protection and correspondingly, the expected intellectual property contract obligation periods. We specifically state in the first two paragraphs that the obligations will end on the expiration of the last patent.

1275 West Washington Street, Suite 101 ● Tempe, AZ  85281 ● Office 602-286-5520 ● Fax 602-926-2641●www.capstonethx.com

SEC Correspondence
October 28, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if we can be of further assistance.

Sincerely,

/s/   Les M. Taeger

Les M. Taeger
Senior Vice President and Chief Financial Officer
Capstone Therapeutics Corp

1275 West Washington Street, Suite 101 ● Tempe, AZ  85281 ● Office 602-286-5520 ● Fax 602-926-2641●www.capstonethx.com